SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRGC/GRGCS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1006, of 03.13.2024 DEL-21 of 03.13.2024

CERTIFICATE

MINUTES OF THE ONE THOUSAND AND SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

This is to certify, for all due purposes, that the 1006th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") was held at 3:00 p.m. on the thirteenth day of March in the year two thousand and twenty-four, as called by the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Articles of Incorporation. The meeting was held at Avenida Graça Aranha, 26, 3rd floor, Centro, Rio de Janeiro - RJ. The Deputy Chairman of the Board of Directors FELIPE VILLELA DIAS (FVD) assumed the interim chairmanship of the meeting. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), IVAN DE SOUZA MONTEIRO (ISM) and MARCELO DE SIQUEIRA FREITAS (MSF) participated in person. Directors DANIEL ALVES FERREIRA (DAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and MARCELO GASPARINO DA SILVA (MGS) participated by videoconference. Director VICENTE FALCONI CAMPOS (VFC) was justifiably absent. The council was secretariat by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), with the participation of the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of eight members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. Prior declaration of conflict of interest on the part of a Director and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation.

DEL 021, of 03.13.2024. Approval of the interim financial statements for the period ended on 12.31.2023. RES 90, of 03.12.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Statutory Audit and Risks Committee at its 326th meeting held on 03.13.2024, RESOLVED: Executive Board Resolution No. 90, of 03.12.2024; Deliberative Proposal FRC-001, of 03.08.2024; Report issued by PricewaterhouseCoopers - PwC Auditores Independentes on the individual and consolidated financial statements of 2023.

1. Approve the complete financial statements of Eletrobras for the fiscal year ended December 31, 2023 and their submission for resolution at the 2023 Annual General Meeting (AGO), whose values and main highlights are as follows:

a) Financial statements for the fiscal year ended December 31, 2023 accompanied by the Management Report, the Independent Auditors' Report, the Balance Sheet, the Income Statement for the Year (DRE), the Statement of Changes in Shareholders' Equity (DMPL), the Cash Flow Statement (DFC), the Comprehensive Income Statement (DRA) and the Value Added Statement (DVA), accompanied by the explanatory notes to the financial statements.

2 GRGC/GRGCS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1006, of 03.13.2024 DEL-21 of 03.13.2024

b) Summary version of the balance sheet and income for the year:

b.1)        Balance Sheet:

	12/31/2023
	Holding	Consolidating
ASSETS		In thousands of reais
Current	14.910.290	47.897.131
Long-term receivables	14.225.754	70.284.178
Investment, Fixed Assets and Intangible Assets	143.192.939	148.876.345
	172.358.983	267.057.654

LIABILITIES
Current	13.751.504	27.159.791
Non-Current	46.274.107	127.433.219
Holding Net Equity	112.333.372	112.333.372
Non-holding Net Equity	-	131.272
	172.358.983	267.057.654

b.2)        Income Statement for the Year:

	12/31/2023
	Holding	Consolidated
		In thousands of reais
Net operating revenue	109.424	37.158.908
Operational costs	(99)	(18.673.499)
Operational expenses	(912.679)	(7.947.919)
Regulatory remeasurements - Transmission Contracts	-	(12.144)
Financial result	(3.507.163)	(12.002.121)
Result of shareholdings	9.172.949	2.062.090
Other Income and Expenses	18.748	1.143.062
Profit before income tax and Social Cont.	4.881.180	1.728.377
Income tax and social contribution	608	2.998.498
Net profit from continuing operations	4.881.788	4.726.875
Portion attributed to holding	4.881.788	4.881.788
Portion attributed to non-holding	-	(154.913)
Net loss from discontinued operations	(332.014)	(332.014)
Portion attributed to holding	(332.014)	(332.014)
Portion attributed to non-holding	-	-
Net profit for the year	4.549.774	4.394.861
Portion attributed to holding	4.549.774	4.549.774
Portion attributed to non-holding	-	(154.913)

2. Approve the Management Report for the fiscal year ended December 31, 2023;

3. Approve the proposal for the allocation of Eletrobras' profit for the year and retained earnings, as calculated in the fiscal year ending December 31, 2023, including the capital budget proposal, prepared in line with article 196 of Law No. 6,404, of 1976 and under the terms of Technical Note FRP 003/2024, of March 13, 2024, and as summarized below:

3 GRGC/GRGCS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1006, of 03.13.2024 DEL-21 of 03.13.2024

Mandatory dividends + Retained earnings (art. 196, LSA)
s
Allocation of net profits:
Net profit for the year:	4.549.773.604
Distributable base
(-) Legal Reserve (5% of Net Profit)	(227.488.680)
(=) Calculation basis for the year	4.332.284.923
Mandatory Dividend (25% of adjusted LL)	1.080.571.231
(+) Special Reserve (article 202,§5)	-
(=) Balance to be allocated for the year	3.241.713.693
(+) Accumulated Profits	373.272.638
(+) Accrued Dividends
(+) Realization of the reflex revaluation reserve
(=) Total balance to be allocated	3.614.986.330
S
Allocation of results for the current year and Retained Profits
(-) Constitution of a Statutory reserve for investments (up to 75% of LL)	(3.025.599.446)
(-) Constitution of the Profit Retention reserve (art. 196, LSA) *	(373.272.638)
(-) Proposed additional dividend	(216.114.246)
(=) Balance to be distributed	-
➢	Quorum for approval: Unanimity.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business on DEL-021/2024, Chairman VFC closed the related work and instructed the Governance Secretary to draw up this Certificate which, having been read and approved, is signed by the same Secretary. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Interim Chairman FELIPE VILLELA DIAS; Directors CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, March 18, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.